PolarityTE, Inc.

1960 S. 4250 West

Salt Lake City, Utah 84104

April 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis, Celeste Murphy

RE:	PolarityTE, Inc.
Registration Statement on Form S-3
Originally Filed February 11, 2022
File No.: 333-262671

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PolarityTE, Inc., a Delaware corporation, hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-262671) to 10:00 a.m., Washington, D.C. time, on Thursday, April 7, 2022, or as soon thereafter as practicable.

Please contact the undersigned at (385) 266-3151 to provide notice of effectiveness, or if you have any questions or concerns regarding this letter.

Sincerely,

/s/ Mark E. Lehman
Mark E. Lehman
Chief Legal Officer

cc: Laura I. Bushnell (King & Spalding LLP)